                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


For the year ended December 31, 1997              Commission file number 0-13880


A.    Full title of the Plan

      ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                        ENGINEERED SUPPORT SYSTEMS, INC.
                             1270 NORTH PRICE ROAD
                           ST. LOUIS, MISSOURI  63132
                                 (314) 993-5880

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                    ENGINEERED SUPPORT SYSTEMS, INC.
                                    EMPLOYEE STOCK OWNERSHIP PLAN



Date:       6/19/98                 /s/ Gary C. Gerhardt
     ---------------------          ----------------------------------------
                                    Gary C. Gerhardt
                                    Executive Vice President and
                                    Chief Financial Officer of
                                    Engineered Support Systems, Inc.
                                    and Member of the Administrative
                                    Committee of the Plan

PRICE WATERHOUSE LLP



June 12, 1998

To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan at December 31, 1997 and 1996, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1997

                                                                          Fund Information
                                          --------------------------------------------------------------------------------
                                             ESSI      Strategic  Overseas     Target     Balanced    Guaranteed
                                             Stock      Growth     Equity       Value       Asset     Investment    Loan
                                Total        Fund      Portfolio  Portfolio   Portfolio   Portfolio   Portfolio     Fund
                                -----        ----      ---------  ---------   ---------   ---------   ---------     ----
Assets:
Cash and cash equivalents    $    32,006  $    3,553    $  7,055   $  4,418  $    6,245  $    5,857    $  4,878

Investments, at fair value    12,756,735   7,564,565     977,657    523,433   1,463,893   1,089,939     931,683   $205,565

Contributions receivable:
  Employer                         6,212       6,212
                             -----------  ----------    --------   --------  ----------  ----------    --------   --------
                              12,794,953   7,574,330     984,712    527,851   1,470,138   1,095,796     936,561    205,565

Liabilities:
Accrued interest                   6,212       6,212
Long-term debt                   848,700     848,700
                             -----------  ----------    --------   --------  ----------  ----------    --------   --------
                                 854,912     854,912
                             -----------  ----------    --------   --------  ----------  ----------    --------   --------

Net Assets Available
for Plan Benefits            $11,940,041  $6,719,418    $984,712   $527,851  $1,470,138  $1,095,796    $936,561   $205,565
                             ===========  ==========    ========   ========  ==========  ==========    ========   ========


See notes to financial statements.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1996

                                                                           Fund Information
                                              ---------------------------------------------------------------------------
                                                 ESSI        Strategic      Target     Balanced     Guaranteed
                                                 Stock        Growth         Value       Asset      Investment     Loan
                                 Total           Fund        Portfolio     Portfolio   Portfolio    Portfolio      Fund
                                 -----           ----        ---------     ---------   ---------    ---------      ----
Assets:
Cash and cash equivalents     $   101,511     $   (2,563)     $ 33,827    $   13,293   $(12,518)    $   69,472

Investments, at fair value     10,814,801      6,860,063       633,152     1,048,754    997,866      1,072,276   $202,690

Contributions receivable:
  Employer                          7,078          7,078
                              -----------     ----------      --------    ----------   --------     ----------   --------
                               10,923,390      6,864,578       666,979     1,062,047    985,348      1,141,748    202,690

Liabilities:
Accrued interest                    7,078          7,078
Long-term debt                    996,300        996,300
                              -----------     ----------      --------    ----------   --------     ----------   --------
                                1,003,378      1,003,378
                              -----------     ----------      --------    ----------   --------     ----------   --------

Net Assets Available
for Plan Benefits             $ 9,920,012     $5,861,200      $666,979    $1,062,047   $985,348     $1,141,748   $202,690
                              ===========     ==========      ========    ==========   ========     ==========   ========



See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1997

                                                                                    Fund Information
                                                                       -------------------------------------------
                                                                          ESSI           Strategic       Overseas
                                                                          Stock           Growth           Equity
                                                       Total              Fund           Portfolio       Portfolio
                                                       -----              ----           ---------       ---------
Additions:
Employee contributions                              $   417,918        $   61,739         $ 94,102        $ 39,320
Employer contributions                                  366,957           366,957
Realized and unrealized
  gains, net                                          1,602,288         1,602,288
Net gain from common/
  collective trusts                                     660,722                            136,409          31,916
Interest & dividend income                               59,188            37,449            1,992              62
Transfers (to) from
  other funds                                                            (587,289)         135,682         458,210
                                                    -----------        ----------         --------        --------
                                                      3,107,073         1,481,144          368,185         529,508
                                                    -----------        ----------         --------        --------
Deductions:
Participant withdrawals                               1,019,523           555,405           50,452           1,657
Interest expense                                         67,521            67,521
                                                    -----------        ----------         --------        --------
                                                      1,087,044           622,926           50,452           1,657
                                                    -----------        ----------         --------        --------
Net increase (decrease)                               2,020,029           858,218          317,733         527,851

Net Assets Available for
   Plan Benefits at
   Beginning of Year                                  9,920,012         5,861,200          666,979               0
                                                    -----------        ----------         --------        --------

Net Assets Available for
    Plan Benefits at
    End of Year                                     $11,940,041        $6,719,418         $984,712        $527,851
                                                    ===========        ==========         ========        ========

December 31, 1997

                                                                           Fund Information
                                                     -------------------------------------------------------------
                                                       Target          Balanced        Guaranteed
                                                        Value            Asset         Investment           Loan
                                                      Portfolio        Portfolio       Portfolio            Fund
                                                      ---------        ---------       ---------            ----
Additions:
Employee contributions                               $   90,560       $   80,992       $   51,205
Employer contributions
Realized and unrealized
  gains, net
Net gain from common/
  collective trusts                                     265,352          162,878           64,167
Interest & dividend income                                  627             (365)             478         $ 18,945
Transfers (to) from
  other funds                                           147,710           (9,704)        (142,345)          (2,264)
                                                     ----------       ----------       ----------         --------
                                                        504,249          233,801          (26,495)          16,681
                                                     ----------       ----------       ----------         --------
Deductions:
Participant withdrawals                                  96,158          123,353          178,692           13,806
Interest expense
                                                     ----------       ----------       ----------         --------
                                                         96,158          123,353          178,692           13,806
                                                     ----------       ----------       ----------         --------
Net increase (decrease)                                 408,091          110,448         (205,187)           2,875

Net Assets Available for
   Plan Benefits at
   Beginning of Year                                  1,062,047          985,348        1,141,748          202,690
                                                     ----------       ----------       ----------         --------

Net Assets Available for
    Plan Benefits at
    End of Year                                      $1,470,138       $1,095,796       $  936,561         $205,565
                                                     ==========       ==========       ==========         ========


See notes to financial statements.


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1996

                                                                          Fund Information
                                           -------------------------------------------------------------------------------
                                               ESSI       Strategic           Target      Balanced   Guaranteed
                                               Stock       Growth              Value        Asset    Investment      Loan
                                Total          Fund       Portfolio          Portfolio    Portfolio  Portfolio       Fund
                                -----          ----       ---------          ---------    ---------  ---------       ----
Additions:
Employee contributions       $  379,447    $   49,992     $ 80,418         $   89,482     $ 91,622   $   67,933
Employer contributions          288,870       288,870
Realized and unrealized
  gains, net                  3,734,272     3,734,272
Net gain from common/
  collective trusts             431,307                     81,421            168,682      106,380       74,824
Interest & dividend income       28,944         7,352          472                699          645          858   $ 18,918
Transfers (to) from
  other funds                                 (82,433)     209,105             12,714      218,474     (306,837)   (51,023)
                             ----------    ----------     --------         ----------     --------   ----------   --------
                              4,862,840     3,998,053      371,416            271,577      417,121     (163,222)   (32,105)
                             ----------    ----------     --------         ----------     --------   ----------   --------

Deductions:
Participant withdrawals         262,776       156,017        5,899             35,108       42,662       23,090
Interest expense                 83,377        83,377
                             ----------    ----------     --------         ----------     --------   ----------   --------
                                346,153       239,394        5,899             35,108       42,662       23,090
                             ----------    ----------     --------         ----------     --------   ----------   --------
Net increase (decrease)       4,516,687     3,758,659      365,517            236,469      374,459     (186,312)   (32,105)

Net Assets Available for
  Plan Benefits at
  Beginning of Year           5,403,325     2,102,541      301,462            825,578      610,889    1,328,060    234,795
                             ----------    ----------     --------         ----------     --------   ----------   --------

Net Assets Available for
  Plan Benefits at
  End of Year                $9,920,012    $5,861,200     $666,979         $1,062,047     $985,348   $1,141,748   $202,690
                             ==========    ==========     ========         ==========     ========   ==========   ========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1997

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to former participants are recorded as a reduction in net assets available for Plan benefits when paid. At December 31, 1997 and 1996, undistributed withdrawals to former participants totaled $732,956 and $428,811, respectively, representing allocations of net assets available for Plan benefits.

Investments in the ESSI Stock Fund are stated at fair value based on the last reported sales price of Engineered Support Systems, Inc. (the Company) common stock on December 31, 1997 and 1996, respectively. Investments in the Strategic Growth Portfolio (managed by Nicholas-Applegate Capital Management), the Overseas Equity Portfolio (managed by Brandes Investment Partners), the Target Value Portfolio (managed by Jurika & Voyles, Inc. Investment Management), the Balanced Asset Portfolio (managed by Avatar Associates Investment Counsel) and the Guaranteed Investment Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable, which represent all investments in the Loan Fund, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company and its wholly-owned subsidiaries, Engineered Air Systems, Inc. and Engineered Specialty Plastics, Inc. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $9,500 for the year ended December 31, 1997. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually for cost of living increases.

Contributions under the Plan consist of the following:
      1. The amount of the salary reduction elections of all Plan participants (the employee contribution).

      2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

      3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee contributions and employer matching contributions are 100% vested. Participants vested at a rate of 20% per year in employer discretionary contributions prior to January 1, 1997 at which point these contributions also became 100% vested.

At December 31, 1997, the following investment options existed with respect to employee contributions:
      ESSI Stock Fund, which invests in the Company's common stock.

      Strategic Growth Portfolio, which invests in equity securities of growth companies as defined by the manager.

      Overseas Equity Portfolio, which invests in equity securities of non-U.S. companies in both mature and emerging economies around the world.

      Target Value Portfolio, which invests in equity securities of companies which the manager believes sell at a discount to actual value.

      Balanced Asset Portfolio, which invests in both equity and fixed income securities.

      Guaranteed Investment Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made to the ESSI Stock Fund.

The Plan also maintains a Loan Fund, which represents participant borrowings from existing balances in other Plan funds. These loans are to be repaid over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through its Chairman, Michael F. Shanahan Sr. Mr. Shanahan has appointed an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 1997 or 1996.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 1997, Plan participants had elective account balances in the following funds:

                  ESSI Stock Fund                         73
                  Strategic Growth Portfolio             101
                  Overseas Equity Portfolio               72
                  Target Value Portfolio                 103
                  Balanced Asset Portfolio                90
                  Guaranteed Investment Portfolio         73

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investment:

                                                            Shares                 Cost                 Fair Value
                                                            ------                 ----                 ----------
Balance at December 31, 1997:
-----------------------------
ESSI Stock Fund
  Engineered Support Systems, Inc. common stock            411,677              $2,404,261             $ 7,564,565

Strategic Growth Portfolio, managed by
  Nicholas-Applegate Capital Management                     55,297                 737,674                 977,657

Overseas Equity Portfolio, managed by
  Brandes Investment Partners                               39,309                 491,546                 523,433

Target Value Portfolio, managed by
  Jurika & Voyles, Inc. Investment Management               82,431                 955,638               1,463,893

Balanced Asset Portfolio, managed by
  Avatar Associates Investment Counsel                      64,970                 766,676               1,089,939

Guaranteed Investment Contract Portfolio,
  managed by Mitchell Hutchins Asset Management             46,249                 791,240                 931,683

Loan Fund
  Notes receivable from participants bearing
  interest rates ranging from 7.0% to 9.75%
  with remaining maturities of 1 month to 5 years            N/A                   205,565                 205,565
                                                                                ----------             -----------
                                                                                $6,352,600             $12,756,735
                                                                                ==========             ===========

Balance at December 31, 1996
----------------------------
ESSI Stock Fund
  Engineered Support Systems, Inc. common stock            465,089              $3,221,849             $ 6,860,063

Strategic Growth Portfolio, managed by
  Nicholas-Applegate Capital Management                     43,036                 505,074                 633,152

Target Value Portfolio, managed by
  Jurika & Voyles, Inc. Investment Management               74,338                 776,595               1,048,754

Balanced Asset Portfolio, managed by
  Avatar Associates Investment Counsel                      69,402                 801,883                 997,866

Guaranteed Investment Contract Portfolio,
  managed by Mitchell Hutchins Asset Management             56,770                 957,599               1,072,276

Loan Fund
  Notes receivable from participants bearing
  interest rates ranging from 7.0% to 10.0%
  with remaining maturities of 1 month to 5 years            N/A                   202,690                 202,690
                                                                                ----------             -----------
                                                                                $6,465,690             $10,814,801
                                                                                ==========             ===========

NOTE D--CHANGES IN THE PLAN

The Plan has pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for its loan with NationsBank. Each year, NationsBank releases a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid and to be paid on the loan. The shares released are allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. At December 31, 1997, 52,511 shares of the Company's common stock with a fair value of $965,000 are held in suspense and are pledged as collateral for the bank loan. 11,118 and 11,631 shares of the Company's common stock were released from suspense and allocated to participant accounts for the years ended December 31, 1997 and 1996, respectively.

NOTE E--INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated September 20, 1996 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 1997, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for federal income taxes is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.


NOTE F--SUBSEQUENT EVENT

Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil. Marlo Coil had previously sponsored the Marlo Coil Employees Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service on October 16, 1996. As of June 30, 1997, the Marlo Coil Employees Retirement Plan had net assets available for plan benefits totaling $5,629,000. Effective July 1, 1998, this plan will be merged into the Engineered Support Systems, Inc. Employee Stock Ownership Plan.